EXHIBIT 77D
for IDS New Dimensions Fund, Inc.

At Board of Directors meetings held on October 7-8, 1998, the following investment policies were eliminated:

The Portfolio will not pledge or mortgage its assets beyond 15% of total assets.

The Portfolio will not invest more than 5% of its total assets in securities of companies, including any predecessors, that have a record of less than three years continuous operations.

The Portfolio will not invest more than 5% of its net assets in warrants.

The Portfolio will not invest in exploration or development programs such as oil, gas or mineral leases.